August 22, 2018

Alexander J. Lurie
Chief Executive Officer
SVMK Inc.
One Curiosity Way
San Mateo, CA 94403

       Re: SVMK Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 10, 2018
           CIK No. 0001739936

Dear Mr. Lurie:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 3, 2018 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. You refer to an internal survey on page 8. Please explain to us the scope of such survey and how you determined that 80% of your paying users utilize your products for business purposes.
2. We note your revised disclosures on page 117 in response to prior comment 7.
       Considering you refer to paying users in organizational domains and the percentage of
 Alexander J. Lurie
FirstName LastNameAlexander J. Lurie
SVMK Inc.
Comapany NameSVMK Inc.
August 22, 2018
August 22, 2018 Page 2
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FirstName LastName
         users in Fortune 500 companies several times throughout the prospectus summary, please revise to balance these disclosures and provide investors with context about your organization-level relationships by including a discussion of the percentage of revenue generated from, and the number of customers with, organization-level agreements as of the most recent financial statement date.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

3. We note your revised disclosure in response to prior comment 6. Please revise to disclose, as you state in your response, that the purpose of the Team Advantage and Team Premier
         Plans is to "monetize free users as opposed to upselling organizations by offering co-
         workers additional functionality without the higher cost and full suite of enhanced capabilities of SurveyMonkey Enterprise." Also, revise to clarify that as more users convert to these plans, ARPU may decline as revenue increases because of the discounted pricing associated with these plans.
Our Valuable Customer Base, page 71

4. You state that you have not historically tracked dollar-based net retention rates. Please tell us when you began tracking this information and provide us with actual rates for each available period.
5. You state in your response to prior comment 9 that you prepared information regarding dollar-based net retention rates so that investors would have an understanding of the company's customer loyalty and retention rates; however, you also state that you do not use these metrics in operating your business. Considering your business is reliant, in part, on subscription renewals, please tell us how you measure renewals or retention of paying users. Also, explain further your statement in response to comment 9 in your July 20,
         2018 letter that the company "monitors retention using dollar-based net retention rate of annualized revenue."
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 at if you have questions regarding comments on the financial statements and related matters. Please contact Bernard
Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Information Technologies
                                                               and Services
 Alexander J. Lurie
SVMK Inc.
FirstName LastNameAlexander J. Lurie
August 22, 2018
Comapany NameSVMK Inc.
Page 3
August 22, 2018 Page 3
cc:       Rezwan D. Pavri
FirstName LastName